November 22, 2019

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Alphabet Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2019
Filed July 26, 2019
File No. 001-37580

Ladies and Gentlemen:

Alphabet Inc. (“Alphabet”, the “Company”, “we”, “us” or “our”) submits this letter in response to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 18, 2019.

In this letter, we have referred to the Staff’s Comment No. 1 in the Comment Letter dated October 18, 2019 in italicized, bold type, and have followed it with Alphabet’s response to the Staff’s comment.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 33

Please revise MD&A to provide a discussion and analysis that provides quantitative and qualitative information about different products or revenue components (i.e., property and platform) material to an understanding of your results of operations as required by Item 303 of Regulation S-K. Specifically, in this regard, we note that YouTube, mobile search and desktop search have experienced different growth and monetization rates and enjoy different margins. As such, they represent significant subdivisions or components of Google properties revenues that should be discussed separately to allow investors to view the company through the eyes of management. We also note that certain metrics appear to be significantly impacted by YouTube.

In response to the Staff’s comment, we note that we regularly assess and evolve quantitative and qualitative disclosures in our MD&A to allow investors to view the business through the eyes of management and to comply with the requirements of Item 303 of Regulation S-K.

The goal of our advertising business is to deliver relevant ads at just the right time and to give people useful commercial information, regardless of the device they’re using or property they are visiting (e.g., mobile or YouTube). We are focused on creating a seamless experience for both users and advertisers across devices and properties.

As disclosed in our 10-K filings, we continue to see a shift from offline to online advertising spend, driving our revenue growth. This shift has been a consistent driver of our growth over time and we expect this will continue to benefit our business. At the same time, online user behavior continues to evolve, including how users access the internet via diverse devices and interfaces, and how advertisers reach users. Additionally, online devices continue to evolve blurring the lines between mobile, desktop, tablet and other types of devices. We seek to expand our products, product features and services to stay in front of this shift in order to maintain and grow our business.

Period over period we qualitatively discuss in MD&A the drivers impacting our business. As disclosed in our Q3 2019 10-Q filing, our advertising revenues have been affected and may continue to be affected by various factors, including:

•advertiser competition for keywords;
•changes in advertising quality, formats or delivery;
•changes in device mix;
•changes in foreign currency exchange rates;
•fees advertisers are willing to pay based on how they manage their advertising costs;
•general economic conditions;
•growth rates of revenues within Google properties;
•seasonality; and

•	traffic growth in emerging markets compared to more mature markets and across various advertising verticals and channels

Our advertising revenue growth is driven by a combination of these factors and accurate and objective isolation of one driver quantitatively is difficult given the interdependencies between the various drivers. If a single factor(s) separate from other factor(s) were to be a significant driver of change, we would disclose the impact in MD&A.

Accordingly, in the discussion of fluctuations in revenue in our MD&A, we have focused our discussion on the significant qualitative drivers impacting the period and the inter-relationship between them. Specifically, in Q3 2019 we disclosed the following significant drivers of growth in Google property advertising revenues: “The growth was primarily driven by increases in mobile search resulting from ongoing growth in user adoption and usage, as well as continued growth in advertiser activity. We also experienced growth in YouTube driven primarily by video advertising, as well as growth in desktop search due to improvements in ad formats and delivery.”

For internal reporting, our management analyzes advertising revenues in different views. These views include by format (e.g., search, display and video), property (e.g., Google.com, YouTube and Network Members’) and device type for Google search (e.g., mobile and desktop), among others. Additionally, FX impact and geographical split are also reviewed across all revenues. No one particular view necessarily carries greater prominence in our understanding of the drivers. Management also evaluates the advertising business by reviewing the impact of new product launches and product changes to understand the drivers of growth in our advertising revenues and these launches and changes can be device agnostic.

Lastly, most of our internal advertising revenue reporting is not prepared on a GAAP basis. As an example, our advertising revenues by device type are not prepared on a GAAP basis.

From a margin perspective, we qualitatively discuss in our MD&A the drivers impacting our margins, including the impact of mobile and desktop search. Similar to our revenues, these drivers may fluctuate based on a variety of factors. However, the most significant impact to our advertising margins over the years has been driven by difference in traffic acquisition costs (“TAC”) between Google properties and Google Network Member’s properties, which we historically provided in our MD&A.

We continually evaluate the information disclosed in MD&A to aid investors in their understanding of our results of operations as required by Item 303 of Regulation S-K and will revise our disclosures in the future as necessary.

Please direct your questions or comments to me (tel: (917) 509-7497). Thank you for your assistance.

Very truly yours,
ALPHABET INC.
/s/ AMIE THUENER O'TOOLE
Amie Thuener O'Toole
Vice President and Chief Accounting Officer

cc:	Larry Page
Ruth Porat
David C. Drummond, Esq.
Kent Walker, Esq.
Kenneth H. Yi, Esq.